                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                (Amendment No.      )*
                                          ------

                                 Amphenol Corporation
   ----------------------------------------------------------------------------
                                   (Name of Issuer)

                   Class A Common Stock, par value $.001 per share
   ----------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     032-094-203
                       ----------------------------------------
                                    (CUSIP Number)

   NXS I, L.L.C., KKR 1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC
                        c/o Kohlberg Kravis Roberts & Co. L.P.
               9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
   ----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   January 23, 1997
                      -----------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement x (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 21 Pages

                                     SCHEDULE 13D


CUSIP No. 032-094-203                              Page   2   of      21   Pages
                                                   -----    ------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    NXS I, L.L.C.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)

                                                                            (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS*

AF, OO (see item 3)
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH     7    SOLE VOTING POWER

         13,487,453
    8    SHARED VOTING POWER

         0
    9    SOLE DISPOSITIVE POWER

         13,487,453
    10   SHARED DISPOSITIVE POWER

         0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,487,453
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.2
14  TYPE OF REPORTING PERSON*

    OO


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                     SCHEDULE 13D


CUSIP No. 032-094-203                         Page   3   of      21      Pages
                                                   -----    ------------

1   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    KKR 1996 FUND L.P.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)

                                                                            (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS*

AF, OO (see item 3)
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH     7    SOLE VOTING POWER

         13,487,453
    8    SHARED VOTING POWER

         0
    9    SOLE DISPOSITIVE POWER

         13,487,453
    10   SHARED DISPOSITIVE POWER

         0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,487,453
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.2
14  TYPE OF REPORTING PERSON*

    PN



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                     SCHEDULE 13D


CUSIP No. 032-094-203                              Page   4   of      21   Pages
                                                   -----    ------------

1   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    KKR ASSOCIATES 1996 L.P.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)

                                                                            (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS*

OO (see item 3)
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH     7    SOLE VOTING POWER

         13,487,453
    8    SHARED VOTING POWER

         0
    9    SOLE DISPOSITIVE POWER

         13,487,453
    10   SHARED DISPOSITIVE POWER

         0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,487,453
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.2
14  TYPE OF REPORTING PERSON*

    PN



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                     SCHEDULE 13D


CUSIP No. 032-094-203                              Page   5   of      21   Pages
                                                   -----    ------------

1   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    KKR 1996 GP LLC
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)

                                                                            (b)

3   SEC USE ONLY


4   SOURCE OF FUNDS*

OO (see item 3)
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH     7    SOLE VOTING POWER

         13,487,453
    8    SHARED VOTING POWER

         0
    9    SOLE DISPOSITIVE POWER

         13,487,453
    10   SHARED DISPOSITIVE POWER

         0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,487,453
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.2
14  TYPE OF REPORTING PERSON*

    OO



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                                              Page 6 of 21 Pages


Item 1.  SECURITY AND ISSUER.

         This statement relates to shares of Class A common stock, $.001 par value per share, of Amphenol Corporation ("Issuer Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 358 Hall Avenue, Wallingford, Connecticut 06492.

Item 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by KKR 1996 GP LLC, a Delaware limited liability company ("KKR 1996 LLC"), KKR Associates 1996 L.P., a Delaware limited partnership of which KKR 1996 LLC is the sole general partner ("KKR Associates 1996"), KKR 1996 Fund L.P., a Delaware limited partnership of which KKR Associates 1996 is the sole general partner ("KKR 1996 Fund"), and NXS I, L.L.C., a Delaware limited liability company of which KKR 1996 Fund is the sole member ("NXS", and together with KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

         NXS was formed to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions. KKR 1996 Fund is principally engaged in the business of investing in other companies. The address of the principal business and office of each of NXS and KKR 1996 Fund is 9 West 57th Street, New York, New York 10019.

         Information concerning the management and members of NXS is contained in Schedule A attached hereto.

                                                              Page 7 of 21 Pages

         Each of KKR Associates 1996 and KKR 1996 LLC is principally engaged in the business of investing through partnerships in other companies. The address of the principal business and office of each of KKR Associates 1996 and KKR 1996 LLC is 9 West 57th Street, New York, New York 10019.

         Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC. The other members of KKR 1996 LLC are Messrs. Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael
T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019 and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of each of Messrs. Kravis, Raether, Golkin, Tokarz, Robbins and Stuart is 9 West 57th Street, New York, New York 10019; the business address of each of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 or Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

                                                              Page 8 of 21 Pages

result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 hereof, NXS and the persons set forth on Schedule B hereof (such persons are collectively referred to herein as the "Stockholders"), which Stockholders together are the record and/or beneficial owners of, or trustees of a trust that is the record holder or beneficial owner of, an aggregate of 13,487,453 shares of Issuer Common Stock (the "Subject Shares"), have entered into the Stockholders Agreement described in Item 4. As more fully described below, the Stockholders Agreement provides that upon effectiveness of the merger of NXS Acquisition Corp. ("Newco"), an affiliate of NXS, with and into the Issuer pursuant to the terms and conditions of the Merger Agreement (as defined below) (the "Merger") and, in certain circumstances, upon termination of the Merger Agreement, NXS may exercise an option (the "NXS Option") to purchase the Subject Shares at $26.00 per share in cash (the "Exercise Price"), and that the Stockholders may, upon effectiveness of the Merger, exercise an option (the "Stockholders Option") to sell the Subject Shares to NXS at the Exercise Price. As a condition to Newco's entering into the Merger Agreement, Newco required that each Stockholder enter into, and each such Stockholder had agreed to enter into, the Stockholders Agreement.

         If the NXS Option were exercised in circumstances where the Merger Agreement had been terminated, then the funds required would be approximately $350,700,000. If NXS were to exercise the NXS Option or

                                                              Page 9 of 21 Pages

if the Stockholders were to exercise the Stockholders Option, in either case, where the Merger had been consummated, and assuming the maximum number of Subject Shares were then subject to such Option, the funds required would be approximately $34,500,000. It is currently anticipated that such funds would be provided from general funds available to NXS and its affiliates.

Item 4.  PURPOSE OF TRANSACTION.

         On January 23, 1997, Newco and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the Merger of Newco with and into the Issuer, whereupon the separate existence of Newco will cease and the Issuer will continue as the surviving corporation.

         At the Effective Time of the Merger (the "Effective Time"), each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Issuer Common Stock owned, directly or indirectly, by the Issuer or any subsidiary of the Issuer or by KKR 1996 Fund, Newco or any subsidiary of KKR 1996 Fund and (ii) shares of Issuer Common Stock subject to dissenters rights) will be converted into either (A) the right to retain, at the election of the holder thereof and subject to the terms of the Merger Agreement, Issuer Common Stock ("Electing Shares") or (B) the right to receive cash.

         The aggregate number of shares of Issuer Common Stock to be converted into the right to retain Issuer Common Stock at the Effective Time (the "Non-Cash Election Number") shall be equal to 4,400,000 (excluding for this purpose any shares of Issuer Common Stock owned by the Issuer or by any subsidiary of the Issuer or by KKR 1996 Fund, Newco or any subsidiary of KKR 1996 Fund).

                                                             Page 10 of 21 Pages


         If the number of Electing Shares exceeds the Non-Cash Election Number, then the number of Electing Shares to be converted into the right to retain Issuer Common Stock will be reduced pro rata (on a consistent basis among stockholders who made the election to retain Issuer Common Stock), and, to the extent of such reduction, a stockholder's Electing Shares shall be converted into cash.

         If the number of Electing Shares is less than the Non-Cash Election Number, then (i) all Electing Shares shall be converted into the right to retain Issuer Common Stock and (ii) additional shares of Issuer Common Stock other than Electing Shares shall be converted into the right to retain Issuer Common Stock (on a consistent basis among stockholders who held shares of Issuer Common Stock as to which they did not make the election to retain Issuer Common Stock), pro rata to the number of shares as to which they did not make such election.

         Stockholders of the Issuer otherwise entitled to fractional shares of Issuer Common Stock shall be paid cash in lieu of fractional shares.

         The Merger Agreement provides that it may be terminated in certain circumstances, including:

         (i) pursuant to Section 7.01(e) thereof, by Newco if the Issuer or its Board of Directors shall have (1) withdrawn, modified or amended in any respect adverse to Newco its approval or recommendation of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (2) failed as promptly as practicable after the Form S-4 (as defined in the Merger Agreement) is declared effective to mail the Proxy Statement (as defined in the Merger Agreement) to its stockholders or failed to include in such statement such

                                                             Page 11 of 21 Pages

    recommendation, (3) recommended any Transaction Proposal (as defined in the Merger Agreement) from a person other than Newco or any of its affiliates, (4) resolved to do any of the foregoing or (5) in response to the commencement of any tender offer or exchange offer for more than 20% of the outstanding shares of Issuer Common Stock, not recommended rejection of such tender offer or exchange offer; (ii) pursuant to Section 7.01(f) thereof, by the Issuer if, pursuant to and in compliance with the Merger Agreement, the Board of Directors of the Issuer concludes in good faith, based on written advice from outside counsel, that in order to prevent the Board of Directors of the Issuer from breaching its fiduciary duties to the stockholders of the Issuer under the Delaware General Corporation Law, the Board of Directors must not make or must withdraw or modify its recommendation to stockholders to approve the Merger Agreement and the Board of Directors does not make or withdraws or modifies such recommendation, and (iii) pursuant to Section 7.01(c) thereof by either Newco or the Issuer if the Merger shall not have been consummated on or before June 30, 1997 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations thereunder required to be performed at or prior to the Effective Time).

         Because approval of the Issuer's stockholders is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger to its stockholders for approval.

         If the Merger is completed as planned, (i) the board of directors of the Issuer will consist of the directors of Newco at the Effective Time of the Merger, until the earlier of their resignation or

                                                             Page 12 of 21 Pages


removal or the election and qualification of their successors, as the case may be, and (ii) the officers of the Issuer will consist of the officers of Newco after the Effective Time, until the earlier of their resignation or removal or the election and qualification of their successors, as the case may be.

         At the Effective Time, (i) the certificate of incorporation of Issuer, as in effect immediately prior to the Effective Time, shall be amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement and (ii) the by-laws of Newco as in effect at the Effective Time shall be the by-laws of the Issuer. The authorized capital stock of Newco consists of 100 shares of common stock, par value $.01 per share, all of which are owned by KKR 1996 Fund.

         The Issuer has agreed in the Merger Agreement to not take any action, for at least three years from the Effective Time of the Merger, to cause the Issuer Common Stock to be delisted from the New York Stock Exchange ("NYSE") except in compliance with Rule 500 of the NYSE; provided, however, that the Issuer may cause or permit the Issuer Common Stock to be delisted in connection with a transaction which results in the termination of registration of such securities under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or in the event that the Issuer Common Stock ceases to meet the applicable NYSE listing standards.

         Further, if consummated, the Merger will result in KKR 1996 Fund and its affiliates becoming the controlling stockholders of the Issuer.

         Concurrently with and as a further condition to the execution and delivery of the Merger Agreement, NXS and the

                                                             Page 13 of 21 Pages

Stockholders, in their capacities as such, entered into a Stockholders Agreement dated as of January 23, 1997 (the "Stockholders Agreement") relating to the Subject Shares. Pursuant to the Stockholders Agreement, the Stockholders have agreed to vote the Subject Shares, representing an aggregate of approximately 30.2% of the shares of Issuer Common Stock issued and outstanding as of January 23, 1997, in favor of the Merger. Subject to the terms and conditions of the Stockholders Agreement, the Stockholders have agreed to vote, and have appointed NXS and its officers, Michael Michelson and Marc Lipschultz, as their irrevocable proxies to vote, the Subject Shares in favor of the Merger and of certain related agreements and actions (together with the Merger, the "Merger Related Matters") and against certain other enumerated actions or agreements. Subject to the terms and conditions of the Stockholders Agreement, all of the Stockholders have agreed to elect to convert all of their Subject Shares into cash in the Merger, to refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer, to refrain from engaging in certain competitive activities with the Issuer, to obey restrictions upon the transfer of the Subject Shares, to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

         If the Merger is consummated, the Stockholders may exercise the Stockholders Option pursuant to the Stockholders Agreement to sell to NXS the Subject Shares during the period commencing upon the Effective Time and ending 30 days thereafter.

         If the Merger Agreement has been terminated (x) in accordance with
Section 7.01(e) or Section 7.01(f) of the Merger

                                                             Page 14 of 21 Pages

Agreement, or (y) in accordance with any of its other terms (other than a termination by the Issuer under Section 7.01(c) thereof) AND either of the following shall have occurred: (A) any corporation (including the Issuer or any of its subsidiaries or affiliates), partnership, person, other entity or "group" (as referred to in Section 13(d)(3) of the Exchange Act), other than Newco or any of its affiliates and other than any party to the Stockholders Agreement (collectively, "Persons"), shall have become the beneficial owner of more than 20% of the outstanding shares of Issuer Common Stock; or (B) any Person (other than Newco or any of its affiliates) shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public (including being known by stockholders of the Issuer owning of record or beneficially in the aggregate 5% or more of the outstanding shares of Issuer Common Stock) a bona fide intention to make a Transaction Proposal (including by making such a Transaction Proposal), then NXS may exercise the NXS Option to purchase the Subject Shares during the period commencing on the date of such termination and ending on the date which is six months later. If the Merger is consummated, the NXS Option may be exercised by NXS during the period commencing upon the Effective Time of the Merger and ending 30 days thereafter.

         If the Merger Agreement is terminated in any of the circumstances described in the first sentence of the preceding paragraph, AND, upon or following any such termination, either (i) any of the Stockholders or (ii) NXS receives any cash or non-cash consideration (the party or parties referred to in (i) or (ii) that receives such consideration being herein referred to as the "Selling Party" and the other party or parties being referred to as the "Non-

                                                             Page 15 of 21 Pages

Selling Party" with respect to any particular transaction) in respect of all or any portion of the Subject Shares in connection with a Third Party Business Combination (as defined below) during the period commencing on January 23, 1997 and ending one year from the date the Merger Agreement is terminated, the Selling Party shall promptly pay over to the Non-Selling Party or its designee
(x) one half of the excess, if any, of such consideration over (y) the product of $26.00 and the number of Subject Shares with respect to which such Selling Party received such consideration (the "Shared Amount"). The term "Third Party Business Combination" with respect to the Issuer means the occurrence of any of the following events: (A) the Issuer or any subsidiary of the Issuer whose assets constitute 20% or more of the Issuer's consolidated assets is acquired by merger or otherwise by any person or group, other than Newco or any affiliate thereof (a "Third Party"); (B) the Issuer or any subsidiary of the Issuer enters into an agreement with a Third Party which contemplates the acquisition of 20% or more of the total assets of the Issuer and its subsidiaries, taken as a whole; (C) the Issuer or any of the Stockholders enter into a merger or other agreement with a Third Party which contemplates the acquisition of more than 20% of the outstanding shares of Issuer Common Stock; or (D) a Third Party acquires more than 20% of the outstanding Issuer Common Stock.

         Upon the Effective Time of the Merger or the date the Merger Agreement is terminated in accordance with its terms, whichever occurs first, the obligations of the Stockholders (i) to vote their shares as specified in the Stockholders Agreement, (ii) to refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer, and (iii) to obey restrictions upon the transfer of the

                                                             Page 16 of 21 Pages

Subject Shares shall terminate in accordance with the Stockholders Agreement. If the Merger Agreement is terminated, the obligations of the stockholders to refrain from competing with the Issuer shall also terminate. Subject to the foregoing, the obligations of the parties to the Stockholders Agreement otherwise survive termination of the Merger Agreement.

         The preceding summary of certain provisions of the Merger Agreement and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 and 3 hereto, and which are incorporated herein by reference.

         Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement and the Stockholders Agreement, they reserve the right to develop such plans).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of January 23, 1997, NXS owned no shares of Issuer Common Stock.

         However, as of January 23, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, NXS may be deemed to have beneficially owned the Subject Shares subject to the Stockholders Agreement, which requires the Stockholders to vote in favor of the Merger Related Matters and grants a proxy to NXS and Michael Michelson and Marc Lipschultz, as officers of NXS, to vote the Subject Shares in favor thereof. The Subject Shares constitute in the aggregate approximately 30.2% of the outstanding

                                                             Page 17 of 21 Pages

shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock represented by the Issuer in the Merger Agreement to be outstanding as of January 23, 1997).

         NXS is a wholly owned subsidiary of KKR 1996 Fund and therefore, KKR 1996 Fund, by the action of its sole general partner, KKR Associates 1996, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by NXS. As a result, KKR Associates 1996 may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund or NXS. KKR 1996 LLC, as the sole general partner of KKR Associates 1996, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996. As a result, KKR 1996 LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996. Messrs. Kravis and Roberts, as the managing members of KKR 1996 LLC, and each of Messrs. MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly, as the other members of KKR 1996 LLC, may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 LLC may be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares.

         If NXS were to exercise the NXS Option or the Stockholders were to exercise the Stockholders Option, NXS would have sole power to vote all of the Subject Shares and sole power to dispose of all of the Subject Shares, and KKR 1996 Fund, by the action of its general partner, KKR Associates 1996 (and KKR Associates 1996, by the action of its general partner, KKR 1996 GP) would, upon the exercise of any such Option, have the sole power to direct the voting and disposition of

                                                             Page 18 of 21 Pages

the Subject Shares, in each case subject to the terms of the Stockholders Agreement. With respect to the Merger Related Matters, NXS and its designated officers have sole power to vote the Subject Shares pursuant to the Stockholders Agreement. Unless and until either the NXS Option or the Stockholders Option is exercised, and NXS or its designee acquires the Subject Securities upon exercise thereof, neither NXS nor its designee has the power to dispose of the Subject Securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

         (d) Except in the case where the Shared Amount becomes payable to NXS as described in Item 4 above, until the NXS Option or the Stockholders Option is exercised (if at all), neither NXS nor its designee, if any, has a right to receive dividends from, or the proceeds from the sale of, the Subject Shares.
If NXS or the Stockholders exercise either such Option, NXS or its designee, if any, would have the sole right to receive dividends on the Subject Shares. As set forth in Item 4 above, if NXS became a Selling Party, NXS would be obligated to pay over to the Stockholders the applicable Shared Amount, and if NXS became a Non-Selling Party, NXS would be entitled

                                                             Page 19 of 21 Pages

to receive the applicable Shared Amount, in each case, subject to the terms and conditions of the Stockholders Agreement, including those described in Item 4 above.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements or Understandings
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    1. Joint Filing Agreement, dated January __, 1997, among NXS I, L.L.C., KKR 1996 Fund L.P., KKR Associates 1996 L.P. and KKR 1996 GP LLC relating to the filing of a joint statement on Schedule 13D.

    2. Agreement and Plan of Merger, dated as of January 23, 1997, between NXS Acquisition Corp. and Amphenol Corporation.

    3. Stockholders Agreement, dated as of January 23, 1997, among NXS I, L.L.C. and certain stockholders of Amphenol Corporation.

                                                             Page 20 of 21 Pages

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                        KKR 1996 GP LLC



                        By:/S/ PERRY GOLKIN
                           ----------------
                           Name: Perry Golkin
                           Title:  Member


                        KKR ASSOCIATES 1996 L.P.

                             By KKR 1996 GP LLC, as
                             General Partner


                             By:/S/ PERRY GOLKIN
                                -----------------
                                Name: Perry Golkin
                                Title:  Member


                        KKR 1996 FUND L.P.

                           By KKR ASSOCIATES 1996 L.P., as
                             General Partner

                             By KKR 1996 GP LLC, as
                             General Partner


                             By:/S/ PERRY GOLKIN
                                -----------------
                                Name: Perry Golkin
                                Title:  Member

                                                             Page 21 of 21 Pages

                        NXS I, L.L.C.

                         By KKR 1996 FUND L.P., as
                            Member

                           By KKR ASSOCIATES 1996 L.P., as
                             General Partner

                             By KKR 1996 GP LLC, as
                             General Partner


                             By:/S/ PERRY GOLKIN
                                -----------------
                                Name: Perry Golkin
                                Title:  Member


DATED:  January 31, 1997

                                      SCHEDULE A

                                    NXS I, L.L.C.

OFFICERS AND MEMBERS:
--------------------

              Business            Principal
Name          Address             Occupation          Office      Citizenship
----          --------            ----------          ------      -----------

Michael       2800 Sand Hill      Member of KKR &   President   U.S.
Michelson     Road, Suite 200     Co. L.L.C.,
              Menlo Park, CA      which is the
              94025               general partner
                                  of Kohlberg
                                  Kravis Roberts &
                                  Co. L.P., a
                                  private
                                  investment firm
                                  ("KKR")

Marc          9 West 57th St.     Employee, KKR     Vice President      U.S.
Lipschultz    NY, NY 10019

KKR 1996           9 West 57th St.
Fund L.P.          NY, NY  10019                           Member         U.S.

                                      SCHEDULE B









                                                           SUBJECT
              STOCKHOLDER                                  SHARES
              -----------                                  ------


         Lawrence J. DeGeorge                              6,929,602

         Florence A. DeGeorge                              2,702,546

         Lawrence F. DeGeorge                              2,124,535

         Lawrence J and Florence A. DeGeorge
         Charitable Trust                                  1,730,770

                                  INDEX TO EXHIBITS



EXHIBIT NUMBER          DESCRIPTION OF EXHIBITS

    1. Joint Filing Agreement, dated January __, 1997, among NXS I, L.L.C., KKR 1996 Fund L.P., KKR Associates 1996 L.P. and KKR 1996 GP LLC relating to the filing of a joint statement on
                 Schedule 13D.

    2. Agreement and Plan of Merger, dated as of January 23, 1997, between NXS Acquisition Corp. and Amphenol Corporation.

    3. Stockholders Agreement, dated as of January 23, 1997, among NXS I, L.L.C. and certain stockholders of Amphenol Corporation.